

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 29, 2016

Roger Gasper
Chief Financial Officer
J.G. Wentworth Co
201 King of Prussia Road, Suite 501
Radnor, Pennsylvania 19087

> **Re:** **J.G. Wentworth Co**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 001-36170**

Dear Mr. Gasper:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Michael Volley for

Amit Pande
Accounting Branch Chief
Office of Financial Services